02053017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 2 7 2002 WASH. D.C. 154 SEC PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S G LONG AND COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W FRONT ST SUITE #302
(No. and Street)

MISSOULA (City) MT (State) 59802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED HEUCHLING, FINANCIAL AND OPERATIONS PRINCIPAL 406-721-0999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELMORE & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

3819 STEPHENS AVE (Address) MISSOULA (City) MT (State) 59801 (Zip Code)

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THEODORE J HEUCHLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S G LONG AND COMPANY, INC., as of JUNE 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

T. J. Heuchling
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Roxanne Carlson
Notary Public

Roxanne Carlson
NOTARY PUBLIC for the State of Montana
Residing at Missoula, Montana
My Commission Expires 9/30/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) OTHER: STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. G. LONG & COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

June 30, 2002

(With Independent Auditors' Report Thereon)

This report contains 17 pages.

S. G. LONG & COMPANY

TABLE OF CONTENTS

ELMORE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

Board of Directors and Stockholders
S. G. Long & Company
Missoula, Montana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of S. G. Long & Company as of June 30, 2002, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. G. Long & Company at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elmore & Associates, P.C.
Certified Public Accountants
July 25, 2002

3819 Stephens ◦ P.O. Box 2368 ◦ Missoula, MT 59806 - 2368 ◦ (406)721-7800 ◦ Fax (406)721-4155 ◦ 1-800-622-7351
e-mail: mail@elmore-cpa.com ◦ http://www.elmore-cpa.com

Member: American Institute of Certified Public Accountants, Private Companies Practice Section ◦ Polaris International

S. G. LONG & COMPANY

Statement of Financial Condition
June 30, 2002

ASSETS

Cash and Cash Equivalents	$	88,068
Receivables from Brokers and Clearing Organizations		12,137
Prepaid Expenses		14,979
Investments		15,588
Furniture and Equipment, at Cost,		
Less Accumulated Depreciation of $35,867		12,098
Deposits		50,000
Total assets	$	192,870

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	52,648
Current maturities of long-term debt		4,702
Total current liabilities		57,350
Long-term debt less current maturities		4,702
Total long-term liabilities		4,702
Stockholders' Equity		
Common stock (no stated value, 50,000 shares authorized,		
24,385 issued)		51,965
Retained earnings		97,509
		149,474
Less treasury stock at cost (4,185 shares)		(18,656)
Total stockholders' equity		130,818
Total liabilities and stockholders' equity	$	192,870

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Statement of Income
For the Year Ended June 30, 2002

Revenues	
Commissions and trails	$ 309,149
Managed accounts fees	184,878
Outside fees	215,483
	709,510
Expenses	
Commissions and trails payouts	112,779
Managed and outside fees payouts	204,372
Broker expenses and charges	109,743
Office salaries	66,508
Rent	61,677
Depreciation and amortization	6,642
Advertising	10,983
Taxes and licenses	5,698
Professional fees	17,071
Cleaning	3,420
Dues and subscriptions	4,090
Office supplies and postage	15,237
Computer and stock quotes	11,824
Miscellaneous	7,318
Insurance	6,707
Travel and entertainment	5,126
Employee benefits	9,836
Contributions	1,170
Training	2,814
Telephone	9,848
Utilities	4,134
Payroll taxes	30,956
Retirement plan	8,856
	716,809
Loss from operations	(7,299)
Interest Expense	(750)
Other Income	20,615
	19,865
Income before income taxes	12,566
Provision for Income Taxes - Current	(2,112)
Net Income	$ 10,454

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Statement of Stockholders' Equity
For the Year Ended June 30, 2002

	Common Stock		Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Equity
Balance, June 30, 2001	24,385	$ 51,965	900	$ (4,549)	$ 87,055	$ 134,471
Purchase of treasury stock	-	-	3,285	(14,107)	-	(14,107)
Net income	-	-	-	-	10,454	10,454
Balance, June 30, 2002	24,385	$ 51,965	4,185	$ (18,656)	$ 97,509	$ 130,818

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Statement of Cash Flows
For the Year Ended June 30, 2002

Cash Flows from Operating Activities	
Net Income	$ 10,454
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation and amortization	6,642
Changes in operating assets and liabilities:	
Receivables	730
Prepaid expenses	2,878
Accounts payable and accrued expenses	16,174
Total adjustments	26,424
Net cash provided by operating activities	36,878
Cash Flows from Investing Activities	
Purchase of investments	(4,316)
Acquisition of furniture and equipment	(1,046)
Net cash used in investing activities	(5,362)
Cash Flows from Financing Activities	
Purchase of treasury stock	(4,702)
Net cash used in financing activities	(4,702)
Net increase in cash and cash equivalents	26,814
Cash and Cash Equivalents	
Beginning of year	61,254
End of year	$ 88,068
Schedule of Noncash Transactions:	
Purchase of treasury stock with note payable	$ 9,405
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ 174

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
June 30, 2002

Note 1 - Summary of Significant Accounting Policies

Operations – S. G. Long & Company is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and also is a registered investment advisor.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Investments – Marketable securities are classified as available-for-sale and are valued at fair value. The resulting difference between cost and market is reflected in the current period income or loss.

Revenue Recognition – Commission income is recorded on a settlement date basis, which does not materially differ from trade date basis.

Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of 5 to 7 years for furniture, fixtures and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized.

Advertising Costs – The Company generally expenses the costs of advertising as incurred. Total advertising expense was $10,983 for the year ended June 30, 2002.

Income Taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Note 2 – Investments

Investments at June 30, 2002, consist of a mutual fund at fair value of $15,588. Investment income for the year ended June 30, 2002, consists of $2,365 in interest and dividends.

Note 3 – Retirement Plan

The Company has a contributory retirement plan generally covering the employees that earn over $5,000 during the year. The employer matches up to 3% of compensation and vesting of the matching contributions is immediate. The employee may also elect to contribute to the plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company's contributions totaled $8,856 for 2002.

Note 4 – Related Party Transactions

The Company rents office space from an entity owned by the majority shareholder. Payments for rent and related utilities totaled $61,677 for the year ended June 30, 2002.

Note 5 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $101,403, which was $51,403 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.61 to 1.

Note 6 – Debt

During 2001, the Company signed a note with a former shareholder to repurchase his stock. The note is payable in two installments due September 2002 and September 2003 including accrued interest 6.54%.

Note 7 – Commitments

The Company has an operating lease for office equipment. Minimum commitments under this lease are $2,302 annually through 2004 and $576 in 2005.

SUPPLEMENTARY INFORMATION

S. G. LONG & COMPANY

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2002

Total stockholders' equity	$ 130,818
Deduct equity not allowable for net capital	-
Total equity qualified for net capital	130,818
Nonallowable assets:	
Prepaid expenses	14,979
Furniture and equipment	12,098
	27,077
Net capital before haircuts	103,741
Haircuts on securities:	
Trading and investment securities	2,338
Net Capital	$ 101,403

Computation of Basic Net Capital Requirement

Minimum net capital required: (based on aggregate indebtedness)	$ 4,137
Minimum dollar requirement	50,000
Net capital requirement	50,000
Net capital	101,403
Excess net capital (net capital less minimum dollar requirement)	$ 51,403
Excess net capital at 1,000%	$ 95,198

Computation of Aggregate Indebtedness

Total aggregate indebtedness liability per statement of financial condition	$ 62,052
Ratio of aggregate indebtedness to net capital	.61 to 1

S. G. LONG & COMPANY

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2002

Reconciliations with Company's Computations

Stockholder's Equity

Stockholders' Equity - as Reported in FOCUS Report	$ 138,966
Adjustments	
Adjustment for cash account reconciling items	5,528
Unrealized loss on investments	(3,496)
Prepaid expenses	(10,262)
Other	82
Stockholders' Equity - Per Audited Financial Statements	$ 130,818

Net Capital

Net Capital - as Reported in FOCUS Report	$ 95,105
Adjustments	
Adjustment for cash account reconciling items	5,528
Unrealized loss on investments	(3,496)
Prepaid expenses, net	(2,692)
Nonallowable assets	6,875
Other	83
Net Capital - Per Audited Financial Statements	$ 101,403

S. G. LONG & COMPANY

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

S. G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection k2(i).

ELMORE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

Board of Directors and Stockholders
S. G. Long & Company
Missoula, Montana

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of S. G. Long & Company for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve.

3819 Stephens ◦ P.O. Box 2368 ◦ Missoula, MT 59806 - 2368 ◦ (406)721-7800 ◦ Fax (406)721-4155 ◦ 1-800-622-7351
e-mail: mail@elmore-cpa.com ◦ http://www.elmore-cpa.com

Member: American Institute of Certified Public Accountants, Private Companies Practice Section ◦ Polaris International

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elmore & Associates, P.C.

Certified Public Accountants
July 25, 2002